Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland. com

April 29, 2022

Daniel Greenspan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp.
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Greenspan:

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 20, 2022 regarding the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), which was filed on April 8, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

LEGAL COMMENTS

Proxy Statement

1.	On page 4 of the Proxy Statement, the Company includes a statement that “affirmative vote of plurality of all the votes cast at the Annual Meeting” is required under Proposal 1. Please update the Proxy Statement to further explain how plurality voting works.

Response: The Company respectfully advises the Staff that it has added the requested disclosure on page 10 of the Proxy Statement.

2.	On page 7 of the Proxy Statement, in Footnote 2 to the table of Beneficial Owners, the Company includes a statement that “Pursuant to an irrevocable proxy, the shares held by OCM Growth must be voted in the same manner that our other stockholders vote their shares.” Please note that in other portions of the Proxy Statement a phrase “voted in the same proportion” has been used. As such, please revise the disclosure to unify the terms used.

Response: The Company respectfully advises the Staff that it has revised the Footnote 2 to the Beneficial Owners table, in response to the Staff’s comment.

3.	Under Proposal 3 of the Proxy Statement, the Company states that “This conversion or exercise price may, however, be less than our NAV per share at the date such shares are issued or the date such shares are exercised for shares of our common stock.” As such, please provide an explanation as to how this statement is in compliance with Section 23(b) and Section 63(2) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Daniel Greenspan, Senior Counsel Lauren Hamilton, Staff Accountant April 29, 2022 Page 2

Response: The Company respectfully advises the Staff that in accordance with Section 61(a)(4) of the 1940 Act, any securities that may be converted into or exercised for shares of the Company’s common stock will not be issued at the time such options, warrants or rights to subscribe to, convert to or purchase shares of the Company’s common stock are issued at a conversion or exercise price per share less than the Company’s current market price at the date of such issuance. However, the Company’s current market price may fluctuate with the changes in the financial markets such that when shares are ultimately issued, the price at which such shares are issued upon a conversion or exercise may be at a price less than the Company’s NAV per share. The provisions of Section 63(3) of the 1940 Act address this issue by specifically permitting a business development company (“BDC”) to sell its common stock at a price below the current net asset value upon the exercise of any warrant, option, or right issued in accordance with Section 61(a)(4).

4.	On page 26 of the Proxy Statement, under Proposal 3, “Key Stockholders Considerations” paragraph please consider including a table reflecting the dilutive effect if shares of the Company’s common stock are issued below the then current net asset value per share in accordance with Section 63(2).

Response: The Company respectfully advises the Staff that dilutive impact of the issuance of shares of common stock upon the exercise of any warrant, option, or right is not certain. As noted above, Company’s current market price may fluctuate with the changes in the financial markets such that when shares are ultimately issued, the price at which such shares are issued upon a conversion or exercise may, or may not be, at a price less than the Company’s then current net asset value per share. Further, unlike sales of a BDC’s common stock below the current net asset value per share in regular offering that requires approval by a majority of the outstanding voting securities in accordance with Section 63(2) of the 1940 Act, the Company is not requesting shareholder approval to issue shares of its common stock below net asset value per share because Section 63(3) of the 1940 Act specifically permits a BDC to sell its common stock at a price below the current net asset value upon the exercise of any warrant, option, or right issued in accordance with Section 61(a)(4). In addition, the determination of whether there is or will be a dilutive impact is much more uncertain as compared to an offering under Section 63(2) of the 1940 Act. For example, the purchase price and other terms of the warrant or option must first be considered, which, in addition to an exercise or conversion price may include dividend or interest rates, anti-dilution protections, redemption prices, and maturity date among others. Any hypothetical table would have to build in various assumptions beyond just the exercise price or conversion price, which would be cumbersome and more confusing to investors. As a result, the Company does not believe that including a table showing the potential dilutive impact of issuing shares below net asset value per share upon the exercise of any warrant, option, or right will be helpful to shareholders and may, in fact, be misleading.

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Daniel Greenspan, Senior Counsel Lauren Hamilton, Staff Accountant April 29, 2022 Page 3

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	R. David Spreng, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.